Mascot Properties, Inc.

7985 113th Street, Suite 220

Seminole, FL 33772

January 8 , 2013

Sonya Barros

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mascot Properties, Inc.
Post-Effective Amendment No.1 to Registration Statement on Form S-1
Filed December 18, 2012
File No. 333-174445

Dear Ms. Barros:

By phone call on December 21, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Mascot Properties, Inc. (the “Company,” “we,” “us” or “our”) with verbal comments to the Company’s Post – Effective Amendment No.1 to Registration Statement on Form S-1filed on December 18, 2012 (the “Post-Effective Amendment”). The Company was asked to state whether or not there had been any sales of securities under its Registration Statement on Form S-1 originally filed with the Commission on May 24, 2011 and declared effective on September 16, 2011 (the “Registration Statement”). The Company hereby represents that no sales of securities were made under the Registration Statement. Further, the Company has furnished Exhibit 101 to the Post-Effective Amendment in accordance with Rule 405 of Regulation S-T.

Very Truly Yours,

/s/ David Dreslin
David Dreslin
Chief Executive Officer
Mascot Properties, Inc.